

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

August 11, 2009

Andrew G. Sculley
Chief Executive Officer
eMagin Corporation
10500 N.E. 8th Street, Suite 1400
Bellevue, WA 98004

      Re: eMagin Corporation
              Registration Statement on Form S-1
              Response Letter submitted July 27, 2009
              File No. 333-160147

Dear Mr. Sculley:

      We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Moriah Capital Loan Agreement and Amendments, page 27

1.   We note your response to prior comment 1. If in substance your transaction results in Moriah not having irrevocably purchased the securities or not being at market risk, Moriah may be acting as an underwriter. Rule 144 is not available to underwriters; see for example the last sentence of the Preliminary Note to Rule

144. If you are in substance engaged in a primary offering through an underwriter and you are not eligible to conduct a primary offering on Form S-3, you should:

- Identify the selling stockholder as an underwriter in the registration statement;

- Include the fixed price at which the underwriter will sell the securities for the duration of the offering; and

- For the common shares that are not yet outstanding, file the registration statement after the exercise of the warrants because you are not eligible to conduct an offering on a delayed or continuous basis under Rule 415(a)(1)(x).

Selling Stockholders, page 53

2.   Please reconcile the difference between the 2,267,107 shares with the sum of 647,500 shares and 1,475,607 shares mentioned on pages 1 and 2 of your letter.

3.   We are unable to agree that responses to prior comments 2, 3, 4 and 5 are inapplicable, as those comments could identify required disclosure or information necessary to clarify your existing disclosure. Therefore, we reissue those comments.

4.   We will evaluate your responses to prior comments 6, 7 and 10 when you revise the disclosure and amend your registration statement.

5.   We note your response to prior comment 8. Your response as to whether selling stockholders, such as BTG Investments LLC and Roth Capital Partners LLC, are broker-dealers or affiliates of broker-dealers is unclear. Please tell us the steps you have taken to determine that no selling stockholder is a broker-dealer or an affiliate of a broker-dealer. For example, we note the following:

- The disclosure in footnote 10 on page 54 of your amended Form S-1 filed on November 5, 2007 and withdrawn December 28, 2007 that BTG Investments LLC notified you that it is an affiliate of one or more broker-dealers.
- The disclosure in footnote 16 on page 55 of that amended Form S-1 that Roth Capital Partners LLC notified you that it is a broker-dealer.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Richard A. Friedman, Esq.